Note 1 -

Nature of Business

CVP Capital LLC (the "Company") is a Delaware Limited Liability Company formed in 2012 and was approved by the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 16, 2015.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company engages in the private placements of interests in investment vehicles sponsored by both affiliated and non-affiliated entities.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

Note 2 -

Significant Accounting Policies

Basis of Presentation

The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash held on deposit at a widely known commercial bank. Cash has not exceeded FDIC insurable limits during the reporting period.

Note 2 -   <u>**Significant Accounting Policies (continued)**</u>

<u>Revenue Recognition</u>

The Company generates origination fees in connection with private placement transactions and recognizes those fees as revenue when the loan is made.

<u>Income Taxes</u>

The net income or loss of the Company flows through to its members. Accordingly, no federal or state income taxes are included in the accompanying financial statements.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Note 3 -   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Actual net capital was calculated to be $101,942 at December 31, 2015, which was $96,942 in excess of its net capital requirement of $5,000.

Note 4 -   **Contingencies**

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 -   <u>**Concentrations of credit risk**</u>

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2015. All of the Company's origination fees were generate from one customer during 2015.

Note 6 -

Related Party Transactions

The Company has an expense sharing agreement with Credit Vale Partners LP ("CVP"), a related party, where CVP pays all rent, operation, compensation and other indirect expenses on behalf of the Company. The Company also uses the services of a CVP employee as its FINOP and as a result pays CVP a monthly fee for such services. These fees are recorded in the statement of operations.

As a result of the expense sharing agreement with CVP, a payable to CVP is booked on a monthly basis, and paid to CVP on an annual basis. As of December 31, 2015 $5,400 was due to CVP and included on the accompanying statement of financial condition as due to affiliate. CVP is not charging the Company interest.

Subsequent Events

Note 7 -

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2015, through the date which the financial statements were issued. Adjustments or disclosures, if any, have been included in these financial statements.